Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Partners Trust Financial Group, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-87220) of Partners Trust Financial Group, Inc. of our report dated May 29, 2007, relating to the statements of net assets available for benefits of the Partners Trust Bank Incentive Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets held at end of year as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Partners Trust Financial Group, Inc.

/s/ D'Arcangelo & Co., LLP

Utica, New York

June 15, 2007